UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of July 2025

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Amendment Regarding Decision to Guarantee the Payment Obligation of a Third Party

This Form 6-K/A is an amendment to the Form 6-K of Korea Electric Power Corporation (“KEPCO”) dated November 20, 2024, as supplemented and amended by the Form 6-K/A amendments dated November 21, 2024, November 29, 2024 and March 21, 2025 (collectively, and as supplemented and amended, the “Original 6-K”). The information in the attachment to the Original 6-K relating to 2. Creditor, 4. Details of the Debt Guarantee, 5. Total Balance of KEPCO’s Financial Guarantees and 7. Remarks shall be amended and replaced with the following.

1.	Debtor: Remal Energy Company

Naseem Energy Company

a.	Relationship to Korea Electric Power Company (“KEPCO”): Affiliates

2.	Creditor:

a.	Procurer: Saudi Power Procurement Company(“SPPC”)

b.	Lenders: The Development Bank of Singapore, Standard Chartered Bank, etc.

3.	Debt Amount: -

4.	Details of the Debt Guarantee

a.	Amount of the Debt Guarantee: KRW 1,196,151,649,214

b.	Total Equity of KEPCO: KRW 41,362,833,061,743

c.	Debt Guarantee to Total Equity Ratio: 2.9%

d.	Term of the Debt Guarantee: November 28, 2024 to Mar 20, 2032

5.	Total Balance of KEPCO’s Financial Guarantees: KRW 2,531,253,064,718

6.	Resolution of Board of Directors

a.	Date: November 20, 2024

b.	Attendance of Outside Directors: 8 out of 8 outside directors

c.	Attendance of the Standing Member of the Audit Committee: Attended

7.	Remarks

a.

The guarantee of the payment obligation will be by the parent company for the implementation of Saudi Rumah and Nairyah Gas Combined Cycle Power Plant Projects and for procuring borrowings and capital.

b.	The lenders in above 2. Creditor are subject to change in connection with the guarantee agreement.

c.	The KRW amounts set forth above in 3. Debt Amount are effective as of November 20, 2024.

d.	The KRW amounts set forth above in 4. Details of the Debt Guarantee are the total of the debt guarantee amounts for the two project corporations (Remal Energy Company and Naseem Energy Company).

e.

The KRW amounts set forth above in 4. Details of the Debt Guarantee have been translated from USD 859,304,345.70 at the first basic exchange rate announced by Hana bank as of November 20, 2024 (1 USD to 1,392.00 KRW)

f.	The above 4. b. Total Equity of KEPCO and 4. c. Debt Guarantee to Total Equity Ratio is based on the consolidated financial statements as of Dec 31, 2024.

g.

The above 4. d. Term of the Debt Guarantee begins on the date of the power purchase agreement execution and ends upon the conclusion of the project companies’ power plant operation period. The terms of the debt guarantee vary depending on each guarantee and we will file the amended Form 6-K once the terms of the debt guarantee is confirmed as the debt guarantee agreement is concluded.

∎

KEPCO has executed the debt guarantee agreements as approved by the Board of Directors on Nov 20, 2024. In some agreements, the debt guarantee amount has decreased below the level previously approved by the Board. As of now, total debt guarantee amount stands at [KRW 1,196,151,649,214 (USD 859,304,345.70)] for each debtor (Remal Energy Company and Naseem Energy Company) as outlined below.

●	Debtor : Remal Energy Company

-	Amount of the Debt Guarantee : USD 16,000,000

-	Details of the Debt Guarantee : Payment guarantee for implementation of the power purchase agreement

-	Term of the Debt Guarantee : November 28, 2024 to August 14, 2028

-	Creditor : Procurer (SPPC)

●	Debtor : Naseem Energy Company

-	Amount of the Debt Guarantee : USD 16,000,000

-	Details of the Debt Guarantee : Payment guarantee for implementation of the power purchase agreement

-	Term of the Debt Guarantee : November 28, 2024 to August 14, 2028

-	Creditor : Procurer (SPPC)

●	Debtor : Remal Energy Company

-	Amount of the Debt Guarantee : USD 120,000,000

-	Details of the Debt Guarantee : Payment guarantee for the principal and interest of the Equity Bridge Loan

-

Term of the Debt Guarantee : March 21, 2025 to March 20, 2032 (the Loan guarantee is stipulated to be in effect for seven years from the initial drawdown of the Loan, the end of date of the Loan Guarantee may be adjusted depending on the date of the initial drawdown of the loan and the date of full repayment of the Loan)

-	Creditor : Lender(The Development Bank of Singapore)

●	Debtor : Naseem Energy Company

-	Amount of the Debt Guarantee : USD 120,000,000

-	Details of the Debt Guarantee : Payment guarantee for the principal and interest of the Equity Bridge Loan

-

Term of the Debt Guarantee : March 21, 2025 to March 20, 2032 (the Loan guarantee is stipulated to be in effect for seven years from the initial drawdown of the Loan, the end of date of the Loan Guarantee may be adjusted depending on the date of the initial drawdown of the loan and the date of full repayment of the Loan)

-	Creditor : Lender(The Development Bank of Singapore)

●	Debtor : Remal Energy Company

-	Amount of the Debt Guarantee : USD 108,026,303.10

-	Details of the Debt Guarantee : Payment guarantee for the capital contribution

-	Term of the Debt Guarantee : July 23, 2025 to May 31, 2029

-	Creditor : Lender(Standard Chartered Bank, etc.)

●	Debtor : Naseem Energy Company

-	Amount of the Debt Guarantee : USD 109,278,042.60

-	Details of the Debt Guarantee : Payment guarantee for the capital contribution

-	Term of the Debt Guarantee : July 23, 2025 to May 31, 2029

-	Creditor : Lender(Standard Chartered Bank, etc.)

h.

The KRW amounts set forth above in 5. Total Balance of KEPCO’s Financial Guarantees include 4. a. Amount of the Debt Guarantee as of Mar 31, 2025 and the amount for performance guarantees issued through the Letters of Credit (L/C) based on the first basic exchange rate announced by Hana bank as of November 20, 2024 (1 USD to 1,392.00 KRW).

Outstanding Balance of KEPCO’s Financial Guarantees by Debtors

Debtor	Balance of debt guarantee	Note
Remal Energy Company	KRW 597,204,613,915	USD 429,026,303.10 (1 USD to 1,392.00 KRW	)
Naseem Energy Company	KRW 598,947,035,299	USD 430,278,042.60 (1 USD to 1,392.00 KRW	)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name: Joo, Hwa-Sik
Title: Vice President

Date: July 24, 2025